Exhibit 99.1

Sea Limited Reports Third Quarter 2020 Results

Singapore, November 17, 2020 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

▪	Group

o	Total GAAP revenue was US$1.2 billion, up 98.7% year-on-year.

o	Total gross profit was US$407.6 million, up 100.6% year-on-year.

o	Total adjusted EBITDA[1] was US$120.4 million compared to US$(30.8) million for the third quarter of 2019.

▪	Digital Entertainment

o	Bookings[2] were US$944.7 million, up 109.5% year-on-year.

o	Adjusted EBITDA[1] was US$584.5 million, up 119.8% year-on-year.

o	Adjusted EBITDA represented 61.9% of bookings for the third quarter of 2020, compared to 59.0% for the third quarter of 2019.

o	GAAP Revenue was US$569.0 million, up 72.9% year-on-year from US$329.1 million for the third quarter of 2019.

o	Quarterly active users (“QAUs”) reached 572.4 million, an increase of 78.3% year-on-year.

o	Quarterly paying users grew by 123.6% year-on-year to 65.3 million, which represented 11.4% of QAUs for the third quarter compared to 9.1% for the same period in 2019.

o	Average bookings per user were US$1.7, compared to US$1.4 for the third quarter of 2019.

o	Our self-developed global hit game, Free Fire, continued to be the highest grossing mobile game in Latin America and in Southeast Asia in the third quarter, according to App Annie[3].

o	Our esports and community building efforts continued to attract significant followings in the third quarter. Free Fire esports tournaments hosted during the quarter have accumulated over 150 million online views to date.

▪	E-commerce

o	GAAP Revenue was US$618.7 million, up 173.3% year-on-year.

o	GAAP Revenue included US$467.1 million of GAAP marketplace revenue[4], up 163.5% year-on-year, and US$151.6 million of GAAP product revenue[5], up 208.4% year-on-year.

o	Gross orders totaled 741.6 million, an increase of 130.7% year-on-year.

o	Gross merchandise value (“GMV”) was US$9.3 billion, an increase of 102.7% year-on-year.

o	Adjusted EBITDA[1] was US$(301.6) million compared to US$(253.7) million for the third quarter of 2019. Adjusted EBITDA loss per order decreased by 48.1% year-on-year to US$0.41, compared to US$0.79 for the third quarter of 2019.

o	In Indonesia, where Shopee is the largest e-commerce platform, it registered over 310 million orders for the market in the third quarter, or a daily average of around 3.4 million orders, an increase of over 124% year-on-year. Shopee also ranked first in Indonesia by average monthly active users, downloads, and total time spent in app on Android, in the Shopping category in the third quarter, according to App Annie[3].

o	Both in Southeast Asia and in Taiwan, Shopee ranked number one in the Shopping category by downloads, average monthly active users, and total time spent in app on Android, for the third quarter, according to App Annie[3].

o	Shopee was also the second most downloaded app globally in the Shopping category in the third quarter, according to App Annie[3].

Digital Financial Services Update

In the third quarter, we continued to see strong growth in adoption of SeaMoney offerings. Our mobile wallet total payment volume for the quarter exceeded US$2.1 billion. Moreover, quarterly paying users for our mobile wallet services surpassed 17.8 million.

Integration of mobile wallet services with Shopee deepened further across our markets, as more users recognized the clear benefit and convenience of using our mobile wallet services to pay. In October, more than 30% of Shopee’s total gross orders across our markets combined were paid using our mobile wallet. We also continued to expand our suite of online and offline third-party use cases and partnerships in the third quarter.

Guidance

We are raising the guidance for both digital entertainment and e-commerce for the full year of 2020.

In digital entertainment, we expect our very strong performance in the third quarter will sustain through the fourth quarter. As a result, we expect bookings for digital entertainment6 to exceed US$3.1 billion, representing over 75.4% growth from 2019. The revised guidance represents an increase of more than 59.0% from the midpoint of the previously disclosed guidance of between US$1.9 billion and US$2.0 billion.

We also expect GAAP revenue plus sales incentives net-off for e-commerce7 to exceed US$2.3 billion. The revised guidance represents a more than 144.1% increase from 2019, and a more than 31.4% increase from the midpoint of the previously disclosed guidance of between US$1.7 billion and US$1.8 billion.

Exchanges and Conversions of 2023 Convertible Notes

In October 2020, we completed the exchanges of approximately US$84.1 million principal amount of our 2.25% convertible senior notes due 2023 (the “2023 notes”) for approximately 4.2 million American Depositary Shares (“ADSs”) plus accrued and unpaid interest, pursuant to privately negotiated agreements with certain holders of the 2023 notes.

In addition, between August 1 and October 31, 2020, holders of approximately US$39.1 million principal amount of our 2023 notes elected to convert their notes. We issued approximately 2.0 million ADSs to settle such conversions.

In aggregate, such exchanges and conversions are estimated to result in more than US$7.5 million of saving to us in future interest payments.

As of October 31, 2020, we had 493,963,765 ordinary shares issued and outstanding, and approximately US$49.6 million principal amount of the 2023 notes remaining outstanding.

1 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment and e-commerce segments, please refer to the “Non-GAAP Financial Measures” section.

2 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

3 Rankings data for App Annie is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

4 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

5 GAAP product revenue mainly consists of revenue generated from direct sales.

6 Adjusted revenue for digital entertainment in the previously disclosed guidance.

7 Adjusted revenue for e-commerce in the previously disclosed guidance.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2019	2020
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	329,058	568,981	72.9%
E-commerce and other services	229,740	489,500	113.1%
Sales of goods	51,339	153,679	199.3%
	610,137	1,212,160	98.7%
Cost of revenue
Cost of service
Digital Entertainment	(117,194)	(194,738)	66.2%
E-commerce and other services	(240,037)	(458,321)	90.9%
Cost of goods sold	(49,738)	(151,534)	204.7%
	(406,969)	(804,593)	97.7%
Gross profit	203,168	407,567	100.6%
Other operating income	3,985	59,023	1,381.1%
Sales and marketing expenses	(251,751)	(470,988)	87.1%
General and administrative expenses	(99,265)	(196,730)	98.2%
Research and development expenses	(43,599)	(104,345)	139.3%
Total operating expenses	(390,630)	(713,040)	82.5%
Operating loss	(187,462)	(305,473)	63.0%
Non-operating income (loss), net	9,786	(74,301)	(859.3)%
Income tax expense	(27,370)	(46,416)	69.6%
Share of results of equity investees	(1,051)	928	(188.3)%
Net loss	(206,097)	(425,262)	106.3%
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes (1)	(175,162)	(346,049)	97.6%
Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders (1)	(0.38)	(0.69)	81.6%
Change in deferred revenue of Digital Entertainment	121,946	375,674	208.1%
E-commerce sales incentives net-off	30,817	78,302	154.1%
Adjusted EBITDA for Digital Entertainment (1)	265,958	584,525	119.8%
Adjusted EBITDA for E-commerce (1)	(253,712)	(301,590)	18.9%
Adjusted EBITDA for Digital Financial Services (1)	(33,628)	(149,263)	343.9%
Adjusted EBITDA for Other Services (1)	(6,494)	(9,115)	40.4%
Unallocated expenses (2)	(2,921)	(4,171)	42.8%
Total adjusted EBITDA (1)	(30,797)	120,386	(490.9)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019

Revenue

Our total GAAP revenue increased by 98.7% to US$1,212.2 million in the third quarter of 2020 from US$610.1 million in the third quarter of 2019. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 72.9% to US$569.0 million in the third quarter of 2020 from US$329.1 million in the third quarter of 2019. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•	E-commerce and other services: GAAP revenue increased by 113.1% to US$489.5 million in the third quarter of 2020 from US$229.7 million in the third quarter of 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: GAAP revenue increased by 199.3% to US$153.7 million in the third quarter of 2020 from US$51.3 million in the third quarter of 2019, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 97.7% to US$804.6 million in the third quarter of 2020 from US$407.0 million in the third quarter of 2019.

•	Digital Entertainment: Cost of revenue increased by 66.2% to US$194.7 million in the third quarter of 2020 from US$117.2 million in the third quarter of 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 90.9% to US$458.3 million in the third quarter of 2020 from US$240.0 million in the third quarter of 2019. The increase was primarily due to higher costs of logistics, including expenses associated with fulfilment services we provided to sellers as part of our value-added services, and other costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, as well as higher staff compensation and benefit costs.

•	Cost of goods sold: Cost of goods sold increased by 204.7% to US$151.5 million in the third quarter of 2020 from US$49.7 million in the third quarter of 2019. The increase was largely in line with the increase in our product offerings.

Other Operating Income

Our other operating income increased by 1,381.1% to US$59.0 million in the third quarter of 2020 from US$4.0 million in the third quarter of 2019. The increase in our other operating income was mainly due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 87.1% to US$471.0 million in the third quarter of 2020 from US$251.8 million in the third quarter of 2019. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2019	2020	YOY%
	$	$
Sales and Marketing Expenses
Digital Entertainment	24,750	45,797	85.0%
E-commerce	199,167	306,680	54.0%

•	Digital Entertainment: Sales and marketing expenses increased by 85.0% to US$45.8 million in the third quarter of 2020 from US$24.8 million in the third quarter of 2019. The increase was primarily due to higher online marketing costs.

•	E-commerce: Sales and marketing expenses increased by 54.0% to US$306.7 million in the third quarter of 2020 from US$199.2 million in the third quarter of 2019. The increase in marketing expenses was primarily attributable to the ramping up of brand marketing and other marketing incentives as well as higher staff compensation and benefit costs and showed our continued improvement in growth efficiency as the market leader.

General and Administrative Expenses

Our general and administrative expenses increased by 98.2% to US$196.7 million in the third quarter of 2020 from US$99.3 million in the third quarter of 2019. This increase was primarily due to higher staff compensation and benefit costs as well as provision for credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 139.3% to US$104.3 million in the third quarter of 2020 from US$43.6 million in the third quarter of 2019, primarily due to the increase in research and development staff force.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for the 2017 convertible notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$74.3 million in the third quarter of 2020, compared to a net non-operating income of US$9.8 million in the third quarter of 2019. Our non-operating loss in the third quarter of 2020 was primarily due to higher interest expense and foreign exchange loss.

Income Tax Expense

We had a net income tax expense of US$46.4 million and US$27.4 million in the third quarter of 2020 and 2019, respectively. The income tax expense in the third quarter of 2020 was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$425.3 million and US$206.1 million in the third quarter of 2020 and 2019, respectively.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$346.0 million and US$175.2 million in the third quarter of 2020 and 2019, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, was US$0.69 and US$0.38 in the third quarter of 2020 and 2019, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 17, 2020
8:30 PM Singapore / Hong Kong Time on November 17, 2020

Webcast link:	https://services.choruscall.com/links/se201117.html

Dial in numbers:	US Toll Free:1-888-317-6003 International: 1-412-317-6061 United Kingdom: 08-082-389-063	Hong Kong: 800-963-976 Singapore: 800-120-5863

Passcode for Participants: 2277417

A replay of the conference call will be available at the Company’s investor relations website (https://www.seagroup.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Our mission is to better the lives of consumers and small businesses with technology. We operate three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee, and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses and platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; general economic and business conditions in its markets; and the impact of widespread health developments, including the recent global coronavirus pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities) which could materially and adversely affect, among other things, the business and manufacturing activities of its sellers, merchants and logistics providers, the global supply chain including those of its sellers’ and merchants’, and consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes” represents net loss before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation and changes in fair value of convertible notes. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and changes in fair value of convertible notes are significant expenses.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended September 30, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	278,614	(338,097)	(151,567)	(11,039)	(83,384)	(305,473)
Net effect of changes in deferred revenue and its related cost	299,200	-	-	-	-	299,200
Depreciation and Amortization	6,711	36,507	2,304	1,924	-	47,446
Share-based compensation	-	-	-	-	79,213	79,213
Adjusted EBITDA	584,525	(301,590)	(149,263)	(9,115)	(4,171)	120,386

	For the Three Months ended September 30, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	169,369	(277,219)	(34,553)	(9,429)	(35,630)	(187,462)
Net effect of changes in deferred revenue and its related cost	91,654	-	-	-	-	91,654
Depreciation and Amortization	4,935	23,507	925	2,935	-	32,302
Share-based compensation	-	-	-	-	32,709	32,709
Adjusted EBITDA	265,958	(253,712)	(33,628)	(6,494)	(2,921)	(30,797)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Three Months ended September 30,
	2019	2020
	$	$
Net loss	(206,097)	(425,262)
Share-based compensation	32,709	79,213
Changes in fair value of the 2017 convertible notes	(1,774)	–
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(175,162)	(346,049)

Net (profit) loss attributable to non-controlling interests	(1,491)	5,272
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(176,653)	(340,777)

Weighted average shares used in loss per share computation:
Basic and diluted	459,592,639	491,139,720

Basic and diluted loss per share based on net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes attributable to Sea Limited’s ordinary shareholders	(0.38)	(0.69)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2019	2020
	$	$
Revenue
Service revenue
Digital Entertainment	731,935	1,322,610
E-commerce and other services	526,144	1,120,764
Sales of goods	140,075	365,740

Total revenue	1,398,154	2,809,114

Cost of revenue
Cost of service
Digital Entertainment	(296,788)	(493,969)
E-commerce and other services	(612,833)	(1,132,136)
Cost of goods sold	(148,465)	(367,816)

Total cost of revenue	(1,058,086)	(1,993,921)

Gross profit	340,068	815,193

Operating income (expenses)
Other operating income	9,875	116,948
Sales and marketing expenses	(627,803)	(1,165,653)
General and administrative expenses	(276,160)	(468,210)
Research and development expenses	(107,167)	(244,278)

Total operating expenses	(1,001,255)	(1,761,193)

Operating loss	(661,187)	(946,000)
Interest income	24,539	20,529
Interest expense	(31,041)	(113,354)
Investment gain, net	4,817	45,253
Changes in fair value of convertible notes	(466,102)(1)	(87)
Foreign exchange gain (loss)	5,583	(7,795)

Loss before income tax and share of results of equity investees	(1,123,391)	(1,001,454)
Income tax expense	(49,853)	(97,474)
Share of results of equity investees	(2,558)	(660)

Net loss	(1,175,802)	(1,099,588)

Net (profit) loss attributable to non-controlling interests	(3,208)	5,124

Net loss attributable to Sea Limited’s ordinary shareholders	(1,179,010)	(1,094,464)

Loss per share:
Basic and diluted	(2.75)	(2.32)

Weighted average shares used in loss per share computation:
Basic and diluted	428,606,948	471,375,477

(1) Fair value loss of $466.1 million on the 2017 convertible notes was recorded as our share prices significantly exceeded the conversion prices of the 2017 convertible notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2019	2020
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,118,988	3,509,039
Restricted cash	434,938	692,843
Accounts receivable, net	187,035	289,158
Prepaid expenses and other assets	535,187	961,326
Inventories, net	26,932	61,676
Short-term investments	102,324	42,320
Amounts due from related parties	4,735	6,725
Total current assets	4,410,139	5,563,087

Non-current assets
Property and equipment, net	318,620	358,390
Operating lease right-of-use assets, net	182,965	215,056
Intangible assets, net	15,020	35,882
Long-term investments	113,797	219,138
Prepaid expenses and other assets	65,684	246,617
Restricted cash	16,652	24,870
Deferred tax assets	70,340	89,441
Goodwill	30,952	208,095
Total non-current assets	814,030	1,397,489
Total assets	5,224,169	6,960,576

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2019	2020
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	69,370	118,433
Accrued expenses and other payables	980,805	1,545,039
Advances from customers	65,062	121,039
Amounts due to related parties	34,990	50,816
Short-term borrowings	1,258	-
Operating lease liabilities	56,320	69,714
Deferred revenue	1,097,868	1,811,414
Convertible notes	29,481	-
Income tax payable	27,212	56,084
Total current liabilities	2,362,366	3,772,539

Non-current liabilities
Accrued expenses and other payables	25,802	27,702
Long-term borrowings	358	-
Operating lease liabilities	144,000	160,703
Deferred revenue	160,708	304,148
Convertible notes	1,356,332	1,920,942
Deferred tax liabilities	975	1,701
Unrecognized tax benefits	976	107
Total non-current liabilities	1,689,151	2,415,303
Total liabilities	4,051,517	6,187,842

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2019	2020
	$	$
Shareholders’ equity
Class A Ordinary shares	154	168
Class B Ordinary shares	76	76
Additional paid-in capital	4,687,284	5,374,184
Accumulated other comprehensive income (loss)	5,449	(8,190)
Statutory reserves	46	112
Accumulated deficit	(3,530,585)	(4,625,115)

Total Sea Limited shareholders’ equity	1,162,424	741,235
Non-controlling interests	10,228	31,499
Total shareholders’ equity	1,172,652	772,734
Total liabilities and shareholders’ equity	5,224,169	6,960,576

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2019	2020
	$	$
Net cash generated from operating activities	97,663	370,424
Net cash used in investing activities	(219,538)	(519,976)
Net cash generated from financing activities	1,534,550	784,031
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,848	21,695
Net increase in cash, cash equivalents and restricted cash	1,414,523	656,174
Cash, cash equivalents and restricted cash at beginning of the period	1,259,312	3,570,578
Cash, cash equivalents and restricted cash at end of the period	2,673,835	4,226,752

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2020
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	568,981	618,704	14,400	10,075	-	1,212,160
Operating income (loss)	278,614	(338,097)	(151,567)	(11,039)	(83,384)	(305,473)
Non-operating income, net						(74,301)
Income tax expense						(46,416)
Share of results of equity investees						928
Net loss						(425,262)

	For the Three Months ended September 30, 2019
	Digital Entertainment	E- commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	329,058	226,396	1,662	53,021	-	610,137
Operating income (loss)	169,369	(277,219)	(34,553)	(9,429)	(35,630)	(187,462)
Non-operating income, net						9,786
Income tax expense						(27,370)
Share of results of equity investees						(1,051)
Net loss						(206,097)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.